EXHIBIT 11.2
DUKE-WEEKS REALTY LIMITED PARTNERSHIP
EARNINGS TO DEBT SERVICE CALCULATIONS
(in thousands)

DECEMBER 31,
2000
Consolidated net income available for common units	$245,029
Gain on land and depreciated property sales	(58,057)
Recurring principal amortization	10,720
Interest expense (excludes amortization of deferred financing fees)	130,421
earnings before debt service	$328,113
Interest expense (excludes amortization of deferred financing fees)	$130,421
Recurring principal amortization	10,720
total debt service	$141,141
Debt service ratio	2.32